April 18, 2005

Joanna Hoover
Vice President and Chief Financial Officer
ITIS Holdings Inc.
12000 Westheimer, Suite 340
Houston, Texas 77077

**Re: ITIS Holdings Inc.
          Form 10-KSB for the year ended December 31, 2004
          Commission File Number: 001-07149**

Dear Ms. Hoover:

We have reviewed the above referenced filing and have the following comments. We have limited our review to the financial statements and related disclosures included within these documents.   Understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.

Where expanded or revised disclosure is requested, you may comply with these comments in future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation.

We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

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Item 6. Management's Discussion and Analysis

Critical Accounting Policies, page 5
1. Please revise your discussion of critical accounting policies to include only accounting policies; the significant events currently detailed in this section should be included under your discussion of results.   As a related matter, we note that current year bad debt expense comprised nearly 20% of net income. As such, please include your policy for determining allowance for doubtful accounts within this section.

2. Supplementally explain to us and revise your disclosure to indicate the specific facts and circumstances surrounding the decreases in expenses briefly discussed within Results of Operations. For example, the decrease in sales and marketing expenses attributed to the elimination of personnel should include the number of positions eliminated, when the elimination occurred, and the specific dollar value of the savings attributable directly to the elimination. Other explanations of cost changes should be similarly revised as the Sales and Marketing Expense fluctuation was provided only as an example.

3. Please revise your discussion of your negative net working capital position to include a comparison of your position to industry trends as well as the facts and circumstances surrounding your current position.

4. We note from your disclosure on page 7 that you do not feel the current level of working capital is sufficient to cover cash requirements for the 2005 fiscal year. Supplementally explain to us how you have considered the collectability of your long term receivables in light of the negative factors surrounding the future of your business. We may have further comment on your response.

Financial Statements

Accountant's Report, page 9

5. As you present consolidated statements of operations and comprehensive loss, please refer to these statements as such in the scope paragraph in your opinion.

Consolidated Statement of Operations and Comprehensive Loss, page 11

6. Supplementally explain to us why you feel it is appropriate to include Loss on Retirement of Assets as a component of Other Income and not of Operating Income. It appears that, if these assets were used in operations, the loss on retirement should be similarly included in operations. We may have further comment on your response.]

7. Supplementally describe and quantify the components of the line item titled "Gain on Sale of Investments and Equipment." Please clarify the amount, if any, of the gain that is attributable to the sale of marketable securities. We may have further comment on your response.

8. Supplementally explain how your presentation and classification of "Discontinued Operations" is consistent with the provisions of SFAS 144. We may have further comment on your response.

Note 1 – Summary of Significant Accounting Policies

Marketable Securities, page 14

9. We note that your available-for-sale equity securities comprise 5% of total current assets. Please revise your footnotes to include the disclosures required by paragraphs 19-22 of SFAS 115. Also, please include the table of aged unrealized losses as required by paragraph 18 of EITF 03-1.

10. As a related matter, we note your disclosure included elsewhere in your filing that you hope to convert certain long-term assets to cash in the near term. Although the available-for-sale equity securities are short term in nature, Supplementally explain to us how you have considered the liquidation of these securities, and how you have considered whether the unrealized loss I other than temporary in light of your current strategy of asset liquidation to obtain operating cash flow.

11. To assist us in evaluation your response, please provide us with supplemental schedules of your securities as of December 31, 2004, 2003, and 2002. The schedules should be prepared in the format described in paragraph 19 of SFAS 115. However, each individually significant security should be separately broken out in these schedules. For each significant security having a material unrealized loss as of December 31, 2004, please Supplementally explain the basis for your apparent conclusion that this loss should not be considered "other than temporary." We may have further comment on your response.

Note 5 – Short Term Related Party Notes Payable, page 16

12. We note that you have imputed interest on several notes payable, but have not explained how you determined the appropriate rate to use in the calculation. Supplementally explain to us and revise your disclosure to include a discussion of how the appropriate rate was determined in each case where you were required to impute interest. We may have further comment on your response.

Note 9 – Income Taxes, page 17

13. Please revise your income tax footnote to include all the disclosures required by paragraph 43-49 of SFAS 109.

Note 12 – Mandatorily Redeemable Preferred Stock, page 18

14. Supplementally explain to us and revise your disclosure to include the material terms of the Series A mandatorily redeemable convertible preferred stock. It should be clear, from your response, why these shares have been presented as current liabilities.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please file your response to our comments via EDGAR within ten business days from the date of this letter. Please understand that we may have additional comments after reviewing your response. You may contact Amy Geddes at 202-942-2885 or Margery Reich at 202-942-1839 if you have questions or me at 202-942-1995 with any concerns as I supervised the review of your filing.

Sincerely,

David R. Humphrey
Branch Chief